1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________________
FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2025
(Commission File Number: 001-14700)
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Taiwan Semiconductor Manufacturing Company Limited
(Translation of Registrant’s Name Into English)
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No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu 300-096, Taiwan
Republic of China
(Address of Principal Executive Offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Limited

Date: November 11, 2025	By	/s/ Wendell Huang

Wendell Huang

Senior Vice President and Chief Financial Officer

TSMC Board of Directors Meeting Resolutions

HSINCHU, Taiwan, R.O.C., Nov. 11, 2025 – The TSMC (TWSE: 2330, NYSE: TSM) Board of Directors today held a meeting, which passed the following resolutions:

1.Approved the 2025 third quarter Business Report and Financial Statements. Third quarter consolidated revenue totaled NT$989.92 billion, and net income was NT$452.30 billion, with diluted earnings per share of NT$17.44.

2.Approved the distribution of a NT$6.0 per share cash dividend for the third quarter of 2025, and set March 23, 2026 as the record date for common stock shareholders entitled to participate in this cash dividend distribution, and the ex-dividend date for the common shares shall be March 17, 2026. As required by Article 165 of Taiwan’s Company Law, the shareholders’ register shall be closed for five days prior to the record date (March 19 through March 23, 2026) for registration transfer, and the dividend will be paid on April 9, 2026. In addition, the ex-dividend date and the record date for entitlement to participate in this cash dividend distribution for TSMC American Depositary Shares (ADSs) will be March 17, 2026.

3.To meet long-term capacity plans based on market demand forecasts and TSMC’s technology development roadmap, the Board approved capital appropriations of approximately US$14,981.60 million for purposes including: 1) Fab construction, and installation of fab facility systems; 2) Installation of advanced technology capacity; 3) Installation of advanced packaging, mature and/or specialty technology capacity; 4) 2026 R&D capital investments and sustaining capital expenditures; 5) 2026 capitalized leased assets.

4.Approved transaction to sell TSMC equipment valued at about between US$20 million and US$23 million to Vanguard International Semiconductor Corporation (VIS), an affiliate of TSMC.

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987 and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 11,878 products for 522 customers in 2024 by providing the broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson:	Media Contacts:
Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: press@tsmc.com	Baker Li Public Relations Tel: 886-3-5636688 ext.7125037 Mobile: 886-988-932-757 E-Mail: press@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the major financials for the nine months ended September 30, 2025 approved by the TSMC Board of Directors. All figures were prepared in accordance with TIFRS on a consolidated basis.

(In NT$ thousands, except for EPS)

Comprehensive Income Statements Items (for the nine months ended September 30, 2025)
Net sales	2,762,963,851
Gross profit	1,629,307,143
Income from operations	1,371,189,264
Income before tax	1,449,299,639
Net income	1,209,981,447
Net income attributable to shareholders of the parent	1,212,138,637
Basic EPS (NT$)	46.75

Balance Sheets Items (as of September 30, 2025)
Total assets	7,354,107,076
Total liabilities	2,318,529,274
Equity attributable to shareholders of the parent	4,998,306,972